Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166-0005 Tel 212 • 309 • 1000 Fax 212 • 309 • 1100

October 28, 2021

Via Edgar and Electronic Mail

Mr. Arthur Sandel

Ms. Michelle Stasny

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Progress, LLC

Duke Energy Progress NC Storm Funding LLC

Registration Statement on Form SF-1

Filed September 3, 2021

File Nos. 333-259315 and 333-259315-01

Dear Mr. Sandel and Ms. Stasny:

On behalf of Duke Energy Progress, LLC (“DEP”) and Duke Energy Progress NC Storm Funding LLC (the “Issuing Entity”, and, together with DEP, the “Registrants”), we submit via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”), which is being filed simultaneously with this response. Amendment No. 1 reflects the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated October 22, 2021 (the “Comment Letter”) and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on September 3, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment.

Registration Statement on Form SF-1

General

1.	We note your disclosure on page 82 and elsewhere regarding the conditions of issuance of additional storm recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements.

The Registrants confirm that additional issuances of the securities issued by the Issuing Entity will be registered on separate registration statements.

Ms. Michelle Stasny and Mr. Arthur Sandel

Securities and Exchange Commission

October 28, 2021

Security for the Recovery

Pledge of Collateral, page 82

2.	We note that, in addition to the recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including “cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page 2

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrants have filed the remaining exhibits as exhibits to Amendment No. 1, except for the Underwriting Agreement, which will be filed as an exhibit to a Current Report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K.

*       *      *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr., Esq.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Robert T. Lucas III, Duke Energy Progress, LLC Karl W. Newlin, Duke Energy Progress NC Storm Funding LLC Adam O’Brian, Esq., Hunton Andrews Kurth LLP